Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition

Corporation II

Commission File No.: 001-40000

Fast Charging Infrastructure for the Electric Vehicle Revolution INVESTOR PRESENTATION MAY 2021

MAY 20212 Disclaimer This presentation (together with oral statements made in connection herewith, the “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Decarbonization Plus Acquisition Corporation II (“DCRN”), Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and Tritium Holdings Pty Ltd (“Tritium” or the “Company”). The information contained herein does not purport to be all-inclusive and none of DCRN, NewCo, the Company, or Credit Suisse Securities (USA) LLC (“Credit Suisse”), nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in NewCo. To the fullest extent permitted by law, in no circumstances will DCRN, NewCo, the Company, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of DCRN, NewCo, the Company, or the Business Combination. Please refer to the business combination agreement and other related transaction documents for the full terms of the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Use of Data Certain information contained in this Presentation, including that which relates to Tritium’s industry and markets in which it operates, relates to or is based on third party studies, publications and surveys and the Company’s own internal estimates and research. In some cases, we may not expressly refer to the sources from which this information is derived. In addition, all of the market data included in this Presentation involves a number of assumptions, estimates and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions or estimates; none of the Company, DCRN, NewCo, Credit Suisse, nor their representatives or affiliates assumes any responsibility for updating this Presentation based on facts learned following its use. Finally, while the Company believes such third party sources and its internal research are reliable, such sources and research have not been verified by any independent source and none of DCRN, the Company, NewCo or Credit Suisse, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. These and other factors could cause Tritium’s future performance and actual market growth, opportunity and size and the like to differ materially from the Company’s assumptions and estimates presented herein. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or DCRN’s, NewCo’s or the Company’s future financial or other performance metrics. For example (and without limitation), other than statements of present or historical fact, all statements concerning the following are forward-looking statements: summary financial forecast; projections of operating performance, revenues, gross margin, expenses, capital expenditures, total cost of goods sold, gross (loss) profit; estimates and projections regarding future manufacturing capacity; projections and estimates of market opportunity and market share; future profitability; the Company’s business plan; market acceptance of the Company’s offerings; the Company’s ability to further attract, retain, and expand its customer base; the Company’s ability to timely and effectively scale its production and manufacturing processes; the Company’s ability to develop new products and services and bring them to market in a timely manner; the Company’s expectations concerning relationships with strategic partners, suppliers, and other third parties; the Company’s ability to maintain, protect, and enhance its intellectual property; future acquisitions, ventures or investments in companies or products, services, or technologies; the Company’s ability to attract and retain qualified employees; continuation of favorable regulations and government incentives affecting the markets in which the Company operates; the proposed Business Combination; DCRN’s ability to consummate the transaction in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s rights to acquire Tritium under the shareholders’ deed in relation to Tritium and the receipt of certain governmental and regulatory approvals); the combined company’s future financial performance; proceeds of the Business Combination and the Company’s expected cash runway; the combined company’s strategy, future operations, estimated financial position, revenues and losses, and plans and objectives of management; and other potential effects of the Business Combination on DCRN and the Company. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DCRN and its management, and the Company and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DCRN’s final prospectus relating to its initial public offering, dated February 3, 2021, and other filings with the Securities and Exchange Commission (SEC), the risks described in the section “Risk Factors” in the Appendix to this Presentation, other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC, as well as factors associated with companies, such as the Company, that are engaged in electric vehicle charging technology, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; macroeconomic conditions related to the global COVID-19 pandemic; trends with respect to rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations; expected rapid adoption of EVs for passenger and fleet applications; the size and growth of the market for alternative energy vehicles; the effects of increased competition; the ability to stay in compliance with laws and regulations that currently apply or become applicable to electric vehicle charging technology; the failure to realize the anticipated benefits of the Business Combination; the amount of redemption requests made by DCRN’s public stockholders; the ability of NewCo to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of NewCo, DCRN nor the Company undertakes any duty to update these forward-looking statements. Use of Projections This Presentation contains projected financial information with respect to Tritium. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. None of DCRN’s, NewCo’s, nor the Company’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, none of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this presentation, Tritium, NewCo and DCRN made a number of economic, market and operational assumptions. Notably, statements regarding the Company’s summary financial forecasts are, without limitation, subject to material assumptions regarding the Company’s ability to economically manufacture and distribute its products at scale and meet its customers’ business needs, the Company’s ability to successfully execute its growth strategy, the Company’s ability to maintain required strategic supply and distribution arrangements and customer relationships, rates of adoption of battery electric vehicles by customers in the markets in which the Company operates, and continuation of favorable regulations and government incentives affecting the markets in which the Company operates. DCRN, NewCo and the Company caution that these assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. 3

Disclaimer Additional Information In connection with the proposed Business Combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. After the registration statement is declared effective, DCRN will mail a definitive proxy statement/prospectus relating to the proposed Business Combination and other relevant materials to its shareholders as of the record date to be established for voting on the proposed Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Decarbonization Plus Acquisition Corporation II, 2744 Sand Hill Road, Menlo Park, CA 94025. Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement to be filed by NewCo with the SEC. Some of the financial information and data contained in this Presentation, such as EBITDA, EBITDA margin and free cash flow, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). DCRN, NewCo and Tritium believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Tritium’s financial condition and results of operations. DCRN, NewCo and Tritium believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Tritium’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Tritium’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures, in order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. See “Use of Projections” paragraph above. All monetary figures included in this Presentation are reflected in U.S. dollars unless otherwise indicated. Participants in the Solicitation DCRN, NewCo, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s shareholders with respect to the proposed Business Combination. A list of the names of DCRN’s directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including the final prospectus relating to its initial public offering, dated February 3, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Decarbonization Plus Acquisition Corporation II, 2744 Sand Hill Road, Menlo Park, CA 94025. Additional information regarding the interests of such participants in the solicitation of proxies from DCRN’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation This Presentation shall not constitute a “solicitation” of a proxy, consent, or authorization, as defined in Section 14 of the Securities Exchange Act of 1934, as amended, with respect to any securities or in respect of the proposed transaction. This Presentation also does not constitute an offer, or a solicitation of an offer, to buy, sell, or exchange any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS PRESENTATION OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Trademarks and Trade Names Tritium and DCRN own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company, NewCo or DCRN, or an endorsement or sponsorship by or of the Company or DCRN. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company, NewCo or DCRN will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Summary of Contracts Insofar as this Presentation contains summaries of existing agreements and documents, such summaries are qualified in their entirety by reference to the agreements and documents being summarized. Risk Factors For a description of the risks relating to an investment in Tritium, including its business and operations, we refer you to “Risk Factors” in the Appendix to this Presentation. 4

Transaction Summary

Transaction

- Decarbonization Plus Acquisition Corporation II ("DCRN") is a publicly listed special purpose acquisition company with an estimated $403 million of cash in trust. DCRN has entered into a business combination agreement with Tritium, pursuant to which the companies will combine and the post-closing company will be an Australian based company listed on the Nasdaq
- Investors will receive shares in the post-closing Australian company

Valuation

- Transaction reflects a pro-forma enterprise value of $1.4 billion
- Compelling valuation multiple relative to electric vehicle charging infrastructure peers
  - Implied EV / 2026E revenue and EV / 2026E EBITDA of 0.9x and 4.0x, respectively

Pro-forma Capital Structure

- $300 million cash to pro-forma balance sheet at closing[(1)]
- Forecast requires only $68 million of funding to achieve positive free cash flow in 2023
- Existing shareholders retain majority ownership

Pro-forma Ownership

- ~70% existing Tritium shareholders, ~30% SPAC and founder shares

Listing / Ticker

- NASDAQ: DCFC (post-merger)

Decarbonization Team & Investment Focus



Robert Tichio
Chairman of the Board

- 16-year history, Riverstone Holdings LLC
- Partner; Menlo Park & New York
- ESG & Sustainability investment strategy oversight



Erik Anderson
Chief Executive Officer

- Founder & CEO, WestRiver Group
- Exclusive focus on innovation economy, disrupter/attacker business models, brand leaders in breakthrough categories
- Early-stage investor history: Docusign, Teledoc, TopGolf

- **DCRN priced IPO in February 2021**
- **Exclusive focus on six decarbonization families:**
  1. **Electrification of transport**
  2. **Greening of fossil fuels**
  3. **Grid flexibility and resilience**
  4. **Agriculture**
  5. **Next generation liquids fuels (e.g., hydrogen)**
  6. **Next horizon resource use (e.g., smart buildings)**

(1) Assumes no redemptions from the public shareholders of DCRN.

TRITIUM | DCRN
4

An Established Infrastructure Pioneer in the New Mobility Era with a 20 Year History

Accumulating Benefits from EV Penetration

- **Rapidly growing TAM** driven by clear and accelerating shift to EV's
- **Charging market** expected to **outpace EV adoption**
- **DC fast charging ("DCFC")** is a critical component of the successful EV transition

Multiple Avenues for Growth

- Strategic partnerships with diversified base of **blue-chip, global customers**
- **Combined hardware with IoT-enabled software** capabilities position Tritium to lead the market
- Increasing **services revenue** stream via fleet expansion and customer pull for service licensing agreements

Positioned for Continued Market Leadership

- Global, corporatized management structure with **348 staff** and serves customers on **4 continents**
- Founder-led product management with **long-tenured** commercial and technical experience
- **Established** manufacturing and operational structure
- **~$160 million** of **cumulative capital investment to date**

DCFC Focus Creates Strategic & Competitive Advantages

- Demonstrated track record of **innovation** in power electronics
- **Technology leader** with clear, differentiated product roadmap
- **High barriers to entry** across entire technology portfolio
- Uniquely positioned as a leading manufacturer with **exclusive focus** on DCFC

TRITIUM | DCRN

5

Enabling Clean Energy Through DC Fast Charging DCFC Market Leader Will become only “Pure Play” DC fast charging infrastructure OEM upon merger closing 1 Minute Time to add 20 miles with a 350kW charger 55+ GWh Energy delivered Global Reach Global sales and service footprint across 4 continents 41 Countries with Tritium chargers 4,400+ DCFC chargers (>50kW) sold $84 million Forecasted 2021E revenue 2.7+ million High-power charging sessions delivered 1.6+ million Gallons of gasoline offset Intellectual Property The only liquid cooled, IP65 rated charger technology 100+ High-quality customers and growing Software Capability Market leading telemetry data streams through Tritium Pulse First Mover Advantage 9+ years of DC charging experience

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS 7 VALUATION APPENDIX

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS 8 VALUATION APPENDIX9

Energy and Mobility Are Undergoing a Revolutionary Transformation “Renewable energy, EVs, fuel cells, batteries, charging, green hydrogen … it’s all undergoing a dramatic shift to the top of our energy ecosystem” “The auto industry will change more in the next 5 to 10 years than it has in the last 50” “The federal government also owns an enormous fleet of vehicles, which we’re going to replace with clean electric vehicles made right here in America made by American workers” Source: Bloomberg New Energy Finance, press releases. 10

The Electric Vehicle Transition Is Here – 20 40 60 80 100 120 140 – 500 1,000 1,500 2,000 2,500 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Total Battery Cell Market Size (LHS) Battery Cell Cost (RHS) EVs Will Soon Cost Less Than ICE Cars and Have Lower Fuel and Maintenance Costs EV Battery Price v EV Battery Demand Medium Car Segment EV Price v ICE Price $5 $10 $15 $20 $25 $30 $35 2020 2022 2024 2026 2028 2030 EV Price (Vehicle + Powertrain) EV Battery Price ICE Price (GWh) ($ / kWh) ($ in thousands) Supportive Government Policies ‘EV Make Ready’ initiative to accelerate deployment of more than 50,000 New York charging stations by 2025 Executive order mandating all new cars sold by 2035 to be emission free California Germany has announced electrification of fuel stations will be included in its Germany €130B of Economic Recovery Funding Committed Traditional OEMs Proliferating New EV OEMs President Biden pledged to build 500k new chargers over the next decade President Biden promised to convert the entire federal government’s fleet (~650k vehicles) to electric and that every USmade bus will be a BEV by 2030 USA In 2020, the European Commission began to phase in automotive CO2 targets Ionity, the largest public EV charge point operator in EUR, received €39M in grants through the EU Connecting Europe Facility for Transport EU The UK is targeting 100% of new vehicle sales to be electric by 2030 and may ban new sales of fossil fuel vehicles £500M has been committed by the UK government to a Rapid Charging Fund UK Source: Bloomberg New Energy Finance – 2020 EV Charging CIFM Model. (1) Represents an average of market research reports Including Allied Market Research, Markets and Markets, IDTechEX, Guidehouse and BNEF. (2) CAGR represents per annum growth rate. 11

And the Charging Infrastructure Needs to Be Ready The global transition to an EV-based transportation network is reliant upon the availability of sufficient charging infrastructure Front-loading of charger build-out by CPOs, utilities, fleets, retailers and governments will ensure sufficient infrastructure will be in place to meet the needs of the growing EV fleet Global Passenger EV Sales Projected Global EV Charging Hardware Sales(1) 1.7 – 10 20 30 40 50 60 2020 2025 2030 2035 2040 $3 $50 $0 $20 $40 $60 2020 2021 2022 2023 2024 2025 2026 (Millions of vehicles sold, annual) ($ in billions, cumulative) +25% Avg. CAGR(2) +19% CAGR 54.9 12

DC Fast Charging Has Clear Advantages Over AC DC fast chargers reduce range anxiety and charging time, making EV charging more equivalent to filling up with gas Note: Most BEVs available are limited to 7-11kW onboard AC charging due to space, weight and heat restrictions. Few models are capable of 22kW AC. Nearly all BEV passenger vehicles can charge at 50kW DC, with newer models capable of 200kW+ DC charging. Onboard AC Charging Slow Due to Size and Cost Off-board Fast DC Charging Enables Driver Freedom 91 Minutes 47 Minutes 7 Minutes 1 Minute T IME TO A D D 2 0 MI L E S OF R A NG E T IME TO A D D 2 0 MI L E S OF R A NG E 3.7kW 7.7kW 50kW 350kW 13

DC Fast Chargers are Critical to Meet EV Energy Demand 4.6 million DCFC chargers are needed by 2040 and Tritium’s charging system is uniquely positioned to supply ALL charging operators Source: Bloomberg New Energy Finance – 2020 EV Charging CIFM Model and Transport & Environment, Transport & Environment Study. P R O J E C T E D D C F A S T C H A R G E R B U I L D—O U T Key Sectors Investing and Driving Exponential Growth Charging as an enabler of EV sales Auto Opportunity to control the fuel to electricity transition and grow profits via bundled Utilities customer offerings Replace declining fuel sales with kW sales and use gas Fuel station real estate to drive business (Kodak Moment) Driven by EV total cost of ownership advantages Fleets Drive sales via convenient charge points decoupled Retail from gas station locations Leading first movers in the transition to electrification CPOs 2020 2040 2,671 1,939 74 96 BEV/DC charger ratio EVs in millions 40 3 4 267 194 100 +19x expansion by 2040 in China +35x global expansion by 2040 excl. China Global excl. China China DC FAST CHARGERS (IN 000’S) 14

Expanding Universe of Customers is Driving DC Fast Charging Deployment Land-grab for control of charger deployments and energy supply is expected to accelerate DC fast charger demand and may ultimately expand the TAM significantly Source: Retail, NRF. Utility, EIA. Fuel, NACS. Autos and Fleets, OICA. USA EU Asia Electricity Utilities ~3K ~4.5K + Retail Establishments 1M+ 5M+ 1.5M+ Gas Stations ~120K ~78K 150K+ Commercial Vehicle Sales p.a. ~13M ~3M ~8M Passenger Vehicle Sales p.a. ~5M ~18M ~36M FUTURE CURRENT 2 0 21 FIRST MOVERS FAST FOLLOWERS ULTIMATE OPPORTUNITY Auto Fleets Fuel Utilities Retail CPOs15

A Leader Among Few, Supplying Many

Market structure drives robust EV adoption beta; Tritium's superior technology and product roadmap generate alpha


Current product offering
Ancillary Services
Site Prep and Construction
Energy management
Maintenance, Repair and Installation
DC Charging Providers
5 - 10 Major Players
100's of Major Players
Fuel
Retail
Utilities
Autos
CPOs
Fleets
Passenger EVs
~84 million in 2030
Commercial EVs
~10 million in 2030
Ancillary Software
Fleet Management
Payments and Network Performance
Back End Software

Source: Bloomberg New Energy Finance – 2020 EV Charging CIFM Model.

TRITIUM | DCRN
15

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS 16 VALUATION APPENDIX17

Delivering Innovative Power Electronics for over 20 Years Everyday Reliability Experience has delivered robust and reliable DC fast chargers Gold Controller WaveSculptor20 WaveSculptor200 Tritium RT 50kW Tritium PK350 350kW Ionity Custom 350kW Hottest Coldest Highest Deepest Tritium RT175-S Tritium RTM75 1999 2007 2009 2012 2018 2019 2020(1) Based on facilities available to Tritium for product testing. 18

Global Leader in DC Fast Charging Differentiated Technology Exclusively focused on developing DC fast charging solutions Unique liquid cooled architecture delivers reliability and the smallest footprint Differentiated modular and scalable charging design allows site-wide scalability World-Leading Expertise Highly talented engineering team including Founders, with a number of employees who are global leaders in their fields 348 Staff IP Protections in Place Key components of leading architecture are protected: 2 patents and 1 non-provisional patent application surrounding power electronics and related cooling 4 provisional patent applications covering future technology MSC platform 13 identified inventions to be submitted as provisional patent applications World-Leading Rapid Product Development Opening highest power electromagnetic test facility for EV chargers in 2021(1) Competitive advantage for rapid test, prototype, compliance and certification Infrastructure to develop and bring products to market in short timeframes One of Few Truly Global Players Strategically located, global footprint: 24/7 Global support Manufacturing on 3 continents, personnel on 4 Hardware fielded and supported in 41 Countries DCFCs comply with electrical certification regulations in all major western markets (1) Based on facilities available to Tritium for product testing. 18

Leading Global Market Share (1) Based on public DC chargers, excluding Tesla. North America % O F T O T A L S A L E S ~20% 29 Staff ~15% United States Market Share(1) Europe ~70% 50 Staff ~20% European Market Share(1) Asia Pacific ~10% 269 Staff >75% Australian & New Zealand Market Share(1) Note: Non-exhaustive customer list.

Diverse Blue-Chip Customer Base We chose to partner with Tritium because they have a world-leading technology and have shown they can develop and deliver their products quickly Michael Hajesch I O N I T Y C E O “

20Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS 21 VALUATION APPENDIX22

From Design Through Support 1 2 3 4 5 6 7 8 Quality Assurance Vehicle Testing & Interoperability Sales, Marketing & Distribution 24/7 Support & Warranty R&D Product Development & Prototyping Supply Chain & Production Software Development

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS 23 VALUATION APPENDIX24

Why Customers Choose Tritium Technology Performance Scalability Total Cost of Ownership Opportunity Cost Small footprint High density, modular electronics Liquid cooling Ingress protection 65 rating Small footprint, sealed enclosure and liquid cooled technology results in up to 37% TCO reduction over 10 years of operation compared to all other competitors who use air-cooled systems 25

Lowest Total Cost of Ownership Note: Indicative assumptions based on a 50kW equivalent air cooled DCFC from competitors. Installation cost savings based on square meter reduction, reduced installation labor, reduced concrete, and reduced transport costs due to smaller sized units. Preventative maintenance based on fewer maintenance visits to clean and replace fan air filters. Standby energy savings based ongoing heater costs. Equipment Cost Standby Energy Average Installation Cost Repairs & Maintenance Preventative Maintenance Consumables (air filter) Heater replacements Extra site visits to wash and/or replace air filters Extra transport costs Possible lost parking space Larger footprint and foundations Additional Costs for Air-Cooled Competitors In charger heater costs TCO Comparison over 10 years of Operation Other Competitors – Air Cooled Up to +37%26

Maximum Revenue and Real Estate Usage Small footprint allows chargers to be installed anywhere and ensures site hosts do not lose car parking spaces Tritium Chargers Keep Valuable Car Parking Spaces NO PARKING NO PARKING Parking Real Estate Lost Using Larger Competitor Products27

Modular, Scalable, Charging (“MSC”) Platform Next Generation Products Leverage Tritium’s MSC Platform C U S T O M E R B E N E F I T S Easy to install, easy to own, easy to use Upgradeable Modular System allows you to grow as your customer demand does Liquid Cooling ensures quiet and consistent operation, even during the most extreme temperatures Long Managed Cables with cable management, making it easy for drivers to plug in, while keeping cables neatly off the ground DC Meter Tritium’s DC Meter is available across the MSC platform Easy to Service Power Electronics Modules rated for Single Person Lift Sealed Enclosure means less wear and tear, longer system life and lower maintenance with no filters to change Increased Safety with door and tilt sensor that support upstream breakers, ensures the charger is de-energized quickly in an emergency Slim, Compact Footprint allows for easy installation in front of the car space, between vehicles, and in multi story car parks Standardized Base Components T R I T I U M B E N E F I T S Optimized Serviceability Rapid New Product Development Streamlined Compliance & Certification28

Product Roadmap Charging Park Applications Sitewide System Essential Charge More BEVs Served With Less Infrastructure Depot Charging Applications Configured Plug‘n’Play System Specialized Charging Requirements Structured Deployment Retail Applications Self-Contained System Convenience Charge Easy Installation E A S Y O N S I T E G R I D—S C A L E B A T T E R Y I N T E G R A T I O N 2021 75kW 150kW 2022 150kW 360kW 1MW29

Integrated Software, Firmware and Data as Barriers to Entry • Entire fleet 4G data connected • Dozens of telemetry sensors per charger • 12 microprocessors per charger Tritium Deployed Chargers • Dozens of detailed data feeds • 100s of interfaces across the ecosystem established and continually updated Software Tritium Data Lake & Ecosystem Integrations • 7 years operating history • 2.7M charging sessions • 4,400 chargers • 41 countries • All climatic conditions • Varying grid conditions Tritium Data Advantage Barriers to Entry Grid, utility, building Interaction 2030.5 Global 3rd party service partners trained Hardware regulations & standards Operations and product optimisation Local laws and requirements Credit Card DC Meter Payment Driver experience Operator software integrations All vehicles compatible Customer offering & market insights Stakeholder insights Charging network optimization

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS 30 VALUATION APPENDIX 31

Business Model Built for Long-Term Product Lifecycle Deep customer partnerships and recurring revenue Tritium Integrated Charging Solutions Charger Revenue Software Revenue Services Revenue Replacement product sales Proprietary spare parts sales Paid warranty extensions 2 year warranty as standard Upfront hardware purchase Site expansions and power upgrades Decommissioning ï,§ï€ Maintenance services ï,§ï€ Annual asset health check and preventative maintenance Service level agreements Gold, Silver, Bronze Asset commissioning services Outside of warranty services ï,§ï€ Access to charger management platform (Pulse) and over the air software updates ï,§ï€ Paid connectivity packages, 3G & 4G ï,§ï€ Paid platform modules including predictive analytics and site, load management ï,§ï€ On screen marketing and advertising platform ï,§ï€ API access and software development kit access 2 Years + 1, 2 or 3 Years 10+ Years Expected Asset Initial Purchase Lifetime End of Asset Life Services32

Strong Revenue Base with History of Rapid Growth $10 $14 $31 $50 2016A 2017A 2018A 2019A 2020A $ I N M I L L I O N S $59 Note: 2016 – 2018 based on AASB. 2019 – 2020 based on US GAAP. COVID supply chain impact +56% in 2020 CAGR Track record of successfully growing operations through multiple periods of rapid growth Numerous R&D successes and key business wins Reputation for relentless execution and ability to overcome hurdles Mature operations enable next phase of business expansion$59 $84 $170 $359 $603 $982 $1,522 2020A 2021E 2022E 2023E 2024E 2025E 2026E 33

Revenue Scales with Industry Growth Chargers Services Software 2020A 2026E ~4% ~73% ~17% ~10% ~96% $ I N M I L L I O N S R E V E N U E G R O W T H I S D R I V E N B Y : Diversified blue-chip customer base • Accelerating investment and providing continued momentum Charge point operators installing ahead of EV uptake for ‘land grab’ purposes or to secure government incentives New product releases • 17 new products, a range of software modules and expanded service coverage is planned over next 5 years • Entry into new countries and adjacent segments Increasing revenue from recurring software and services as the installed fleet grows34

Robust Growth and Near-Term Positive Cash Flow Conversion Profile Differentiates Tritium from EV Charging Peers (1) Free Cash Flow defined as EBITDA less capex and change in NWC. $84 $170 $359 $603 $982 $1,522 2021E 2022E 2023E 2024E 2025E 2026E ($38) ($18) $71 $137 $221 $348 2021E 2022E 2023E 2024E 2025E 2026E $8 $46 $162 $283 $432 $654 2021E 2022E 2023E 2024E 2025E 2026E ($44) ($24) $65 $131 $196 $306 2021E 2022E 2023E 2024E 2025E 2026E % growth 42% 102% 111% 68% 63% 55% Revenue Gross Profit EBITDA Free Cash Flow % margin (45%) (11%) 20% 23% 23% 23% % margin 9% 27% 45% 47% 44% 43% % EBITDA 91% 96% 89% 88% ($ in millions) ($ in millions) ($ in millions) ($ in millions)

Table of Contents THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS 35 VALUATION APPENDIXIllustrative price per share $10.00 Pro-forma outstanding shares 170.3 Post money equity value $1,703 (-) Pro-forma net debt (12/31/20) (300) Enterprise value $1,404 6% 24% 70% Sponsor Shares DCRN Investors Existing Tritium shareholders (1) Pro-forma ownership structure assumes $10.00 per share and no redemptions. Excludes public and private warrants. (2) Estimated transaction expenses of $55 million. 36

Transaction Overview Key Transaction Terms Pro-Forma Ownership(1) Illustrative Sources and Uses Illustrative Pro-Forma Valuation ($ in millions) ($ in millions, shares in millions) Sources Cash in trust $403(1) Rollover equity 1,200 Existing cash 5 Total sources $1,608 Uses Rollover equity $1,200 Cash to balance sheet 300 Debt repayment 53 Transaction expenses 55(2) Total uses $1,608 Existing Tritium shareholders are rolling their equity and are collectively expected to own 70% of the pro-forma company $403M DCRN cash in trust(1) Investors will receive shares in combined company based in Australia and listed on the Nasdaq $1.2B transaction value $1.4B Pro-forma enterprise value Implied 4.0x 2026E EBITDA and 0.9x 2026E revenue Strong balance sheet with an estimated $300M cash upon closing of the transaction(1) Ensures ability to deliver growth organically and via M&A $300M 37

Differentiated Business Model and Financials ELECTRIC VEHICLE CHARGING PEERS Public Comps De-SPACs DIVERSIFIED ELECTRICAL EQUIPMENT Leading DCFC Technology Blue-Chip Customer Base Sustainable Growth Scaling Margins Real Revenue Base Today Compelling Valuation Disruptive growth business and financial profiles Benefit from same fundamental trends of growing EV penetration and charging buildout Varied technology offerings; no “pure play” DCFC OEM ï,§ï€ Leading mobility technology peers focused on the charging infrastructure space ï,§ï€ Leading OEMs across the diversified electrical equipment space ï,§ï€ Valuation at mature, steady-state levels Well-capitalized with significant resources to invest in EV Diversified with limited EV focus to date Many commodity products38

Attractive Relative Valuation Opportunity Source: Company information, filings and FactSet as of 5/21/2021. (1) Reference range in line with Diversified Electrical Equipment Peer group. (2) Applies a 20% discount rate to implied future enterprise value at 12/31/2025 to 6/30/2021. (3) Electric Vehicle Charging Peers include Alfen, Blink and Fastned, as described on page 39. (4) Electric Vehicle Charging De-SPAC Transactions include Chargepoint, EVgo and Volta, and Chargepoint, EVBox, EVgo, Nuvve and Volta for the EBITDA and revenue multiples, respectively, as described on page 39. (5) Excludes dilutive impact of public and private warrants. Pro-Forma Value (2026E) Electric Vehicle (2026E) Charging Peers(3) Diversified Electrical Equipment (2021E) Electric Vehicle Charging De-SPAC Transactions(4) Illustrative Discounted Enterprise Value 4.0x ($1.4bn) 7.0x ($2.5bn) 6.2x ($2.1bn) 18.5x Avg. Implied share price(5) $10.00 $14.36-$16.15 $23.56 $33.57 $61.30 $41.26 2026E EV / EBITDA $1,522 million Revenue $348 million EBITDA 14.0x – 16.0x Illustrative EBITDA Reference Range(1) $2.1 billion – $2.5 billion (6.2x – 7.0x 2026E EBITDA) $4.9 billion – $5.6 billion $1.4 billion Illustrative Discounted Enterprise Value(2) Deal Value Enterprise Value Implied Future Enterprise Value 10.7x 15.6x 29.1x 19.3x 4.2x Avg. Implied share price(5) $10.00 $14.36-$16.15 $23.07 $26.14 $68.20 $30.16 EV / Revenue 2.4x 2.7x 7.4x Pro-Forma Value (2026E) Electric Vehicle (2026E) Charging Peers(3) Diversified Electrical Equipment (2021E) Electric Vehicle Charging De-SPAC Transactions(4) Illustrative Discounted Enterprise Value 0.9x ($1.4bn) 1.6x ($2.5bn) 1.4x ($2.1bn) 3.2xSource: Company investor presentations and FactSet as of 5/21/2021. Note: Electric Vehicle Charging De-SPAC Transactions mean and median calculations include Chargepoint, EVgo and Volta, and Chargepoint, EVBox, EVgo, Nuvve and Volta for the EBITDA and revenue multiples, respectively. 39

Selected Equity Comparables At Deal Announcement Current Trading 1.2x 2.3x 1.4x 2025 2026 2025 2023 2026 2026 1.4x 2.2x 2025 1.7x 2024 2023 2021 2.9x 9.3x 2022 2021 2021 2.4x 2021 2021 0.9x 8.7x 1.6x 4.3x 3.2x 2.8x 2.6x 2.4x 3.6x 2.4x 1.7x 7.1x 6.2x 5.6x 2025 2024 19.3x 2025 2023 6.4x 2026 2026 15.1x 2026 2025 2022 2023 2021 14.9x 2021 2021 2021 4.0x 2021 42.7x 15.0x 26.4x 7.2x 5.6x 19.1x 13.7x 18.3x Mean: 7.4x | Median: 8.7x Electric Vehicle Charging Peers Electric Vehicle Charging De-SPAC Transactions Mean: 1.7x | Median: 1.7x Mean: 2.4x | Median: 2.6x Mean: 2.7x | Median: 2.4x Diversified Electrical Equipment Mean: 29.1x | Median: 26.4x Mean: 6.3x | Median: 6.2x Mean: 10.7x | Median: 7.2x Mean: 15.6x | Median: 15.0x NA EV / 2023E EBITDA: 527.4x EV / EBITDA EV / RevenueNote: Implied share prices exclude dilutive impact of public and private warrants. 40

Discounted Future Enterprise Value ~28-31% compoundin g equity return through 2025 $4,872 / $30.37 $2,145 / $14.36 $1,404 / $10.00 $2,451 / $16.15 14X—16X NTM EBITDA AT DECEMBER 2025 DISCOUNTED 4.5 PERIODS AT 20% ENTERPRISE VALUE NTM at December 2025 $ IN MILLIONS ~260% Midpoint Premium ~60% Midpoint Premium ~28-32% compounding equity return through 2025 FUTURE $5,568 / $34.46 DISCOUNTED POST-MONEY $1,522 million Revenue $348 million EBITDA

Table of Contents 41 THE EV INFRASTRUCTURE OPPORTUNITY TRITIUM OVERVIEW OPERATIONS TECHNOLOGY FINANCIALS VALUATION APPENDIX42

Leading Telemetry Data Streams and Interactive Software Platform Tritium Firmware and Software Capability On-Charger Firmware and IoT Off-Charger Software Platform ï,§ï€ Comprehensive vehicle compatibility ï,§ï€ Connected on-device sensors and telemetry ï,§ï€ On-charger microprocessors ï,§ï€ Grid condition sensors and data collection ï,§ï€ Remote device monitoring ï,§ï€ Interactive data platform and error diagnosis ï,§ï€ Ongoing software optimization ï,§ï€ Predictive maintenance Edge Computing Data Uses Charging Network Optimization ï,§ï€ Utilization Insights ï,§ï€ Maintenance Alerts Customer Offering & Market Insights ï,§ï€ Energy Delivery Insights ï,§ï€ Grid Interaction Trends Stakeholder Insights ï,§ï€ UX / UI Interaction Data ï,§ï€ Vehicle Trends Local Computing Local Storage Generates insights using artificial intelligence and machine learning locally inside the charger itself Eliminates transmission of large quantities of data; sensitive data only stored within the charger43

24 / 7 Global Customer Support Tritium Provides Global Service Coverage from 3 Locations ï,§ï€ All chargers connected and monitored in real-time via 4G ï,§ï€ Customer support team staffed by qualified and trained engineers ï,§ï€ 8 years and 40 million hours cumulative charger uptime ï,§ï€ Warranty extensions available up to 10 years ï,§ï€ Paid service level agreements available for life of the charger ï,§ï€ Non-warranty services, repairs and spares available for life of charger ï,§ï€ Delivering high uptime44

Select Future Product Adjacencies Source: Graphic from Wallbox company website. ï,§ï€ Centralized rectification enables depot managers to right size their charging capacity to duty cycles ï,§ï€ DC cabling can reduce install costs Charger TCO Savings Low Power DC Chargers (25kW) ï,§ï€ Low power AC charging requires an onboard AC/DC converter within the vehicle, typically limited to ~7-11kW. Onboard charging speeds are limited due to weight, size and heat constraints within the vehicle. DC charging speeds are unrestricted due to the power electronics being situated outside of the vehicle ï,§ï€ The onboard AC charging component is a key cost reduction opportunity being pursued by Automotive OEMs that will particularly benefit fleet operators ï,§ï€ Low Power DC charging will be essential for non-AC charging capable vehicles and is a future product opportunity for Tritium ï,§ï€ Additionally, fleet operators can design more effective depot charging solutions via low power DC charging as opposed to relying on onboard AC charging ï,§ï€ Charger to vehicle communications are possible via DC charging and can provide fleet managers valuable operational data ï,§ï€ Centralized equipment can improve service access and repair times ï,§ï€ Increased flexibility to design redundant systems such as storage integration Accessible Maintenance Granular Communications Benefits to fleet operators include: 45

DC Fast Charging Everywhere Single-Family Home Own parking Multiple hours/day End-user Work (e.g. office, govt property) Shared parking 2-10 hours Business owner Destination (e.g. mail, supermarket, car park) Public parking <4 hours Business owner or municipality On-The-Go (e.g. retail charging stations) Public parking Quick necessary on-the-go charging (<1 hour) Investor Fleet Depot (e.g. vocational, public services courier) Private parking Charging need dependent on fleet management Fleet owner Parking arrangement Charging need Contractual party Multi-Family Home (e.g. apartments) Private and/or shared parking Multiple hours/day Real estate owner46

Attractive Relative Valuation Opportunity Source: Company information, filings and FactSet as of 5/21/2021. (1) Reference range in line with Diversified Electrical Equipment Peer group. (2) Applies a 20% discount rate to implied future enterprise value at 12/31/2025 to 6/30/2021. (3) Electric Vehicle Charging Peers include Alfen, Blink and Fastned, as described on page 39. (4) Electric Vehicle Charging De-SPAC Transactions include Chargepoint, EVgo and Volta, and Chargepoint, EVBox, EVgo, Nuvve and Volta for the EBITDA and revenue multiples, respectively, as described on page 39. 15.6x 4.0x | $1.4bn 7.1x 6.3x 29.1x 19.3x 10.7x $2.1 billion – $2.5 billion (6.2x – 7.0x 2026E EBITDA) Illustrative Discounted Enterprise Value(2) $1.4 billion Deal Value Enterprise Value Revenue $1,522 million EBITDA $348 million Illustrative EBITDA Reference Range 14.0x – 16.0x $4.9 billion – $5.6 billion Implied Future Enterprise Value At deal announcement Current trading EV / EBITDA EV / REVENUE 2.7x 0.9x | $1.4bn 1.2x 1.7x 7.4x 3.2x 2.4x Reference range: 15.0x(1) 6.2x | $2.1bn 7.0x | $2.5bn 1.4x | $2.1bn 1.6x | $2.5bn 2026E Pro-Forma Value (2026E) (2026E) Diversified Electrical Equipment (2021E) Electric Vehicle Charging Peers(3) Electric Vehicle Charging De-SPAC Transactions(4) Illustrative Discounted Enterprise Value Pro-Forma Value (2026E) (2026E) Diversified Electrical Equipment (2021E) Electric Vehicle Charging Peers(3) Electric Vehicle Charging De-SPAC Transactions(4) Illustrative Discounted Enterprise Value 47

Risk Factors The below list of risk factors has been prepared as part of the proposed Business Combination between DCRN, NewCo and Tritium. All references to “Tritium” refer to the business of Tritium Holdings Pty Ltd and its consolidated subsidiaries. The risks presented below are certain of the general risks related to the business of Tritium and the proposed Business Combination. This list is not exhaustive. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by DCRN, NewCo and Tritium, with the SEC, including the documents filed or furnished in connection with the proposed Business Combination between DCRN, NewCo and Tritium. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of DCRN, NewCo and Tritium and the proposed Business Combination between DCRN, NewCo and Tritium, and may differ significantly from and be more extensive than those presented below. If Tritium cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, its business financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones Tritium may face. Additional risks that Tritium currently does not know about or that it currently believes to be immaterial may also impair its business, financial condition, or results of operations. You should review the investors presentation and perform your own due diligence prior to making an investment in Tritium. ï,§ï€ Tritium is a growth-stage company with a history of losses, and expects to incur significant expenses and continuing losses for the near term. ï,§ï€ Tritium has experienced rapid growth and expects to invest in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected. ï,§ï€ Tritium currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops. ï,§ï€ Tritium faces risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on its business and results of operations. ï,§ï€ Tritium relies on a limited number of suppliers and manufacturers of certain key components and for its charging stations. A loss of any of these partners, including as a result of a global supply shortage, could negatively affect Tritium’s business. ï,§ï€ Tritium is dependent on a limited number of significant customers and distributors for a substantial portion of its revenues. The loss of any such customer or distributor, a reduction in sales to any such customer or distributor, or the decline in the financial condition of any such customer or distributor could have a material adverse effect on Tritium’s business, financial condition, and results of operations if they are not replaced with another large sales order. ï,§ï€ Tritium’s current contract with its distributor for its largest fuel customer is set to expire in August 2021, and Tritium does not expect the distributor contract to be renewed prior to expiration. Tritium expects to continue to work with this distributor to fill this fuel customer’s orders until Tritium is able to supply the fuel customer directly. ï,§ï€ While Tritium to date has not made material acquisitions, should it pursue acquisitions in the future, it would be subject to risks associated with acquisitions. ï,§ï€ If Tritium is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed. ï,§ï€ Tritium is expanding operations internationally, which will expose it to additional tax, compliance, market and other risks. ï,§ï€ Tritium’s management team has limited experience in operating a public company in the United States. ï,§ï€ Tritium’s future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators as that market matures. ï,§ï€ Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm Tritium’s business. ï,§ï€ Depending on funds raised as part of this transaction, Tritium may need to raise additional funds and these funds may not be available when needed. ï,§ï€ Any delay in Tritium achieving planned capital to the balance sheet will delay manufacturing expansion planned for Europe and could impact revenue forecasts associated with the facility. ï,§ï€ A disruption in global trade, including local air and sea freight, could delay the ability of planned factories to begin production on forecasted timelines, which could adversely affect Tritium’s business and results of operations. ï,§ï€ If a safety issue occurs with Tritium products, or similar products from another manufacturer, there could be adverse publicity around Tritium’s products or the safety of charging stations generally, which could adversely affect Tritium’s business and results of operations. ï,§ï€ If products in Tritium’s product roadmap, including Tritium’s software licenses, do not achieve projected sales in their planned channel, revenue forecasts for that product will not be met and Tritium’s results of operations could be adversely affected. ï,§ï€ Changes to fuel economy standards or the success of alternative fuels such as green hydrogen may negatively impact the EV market and depot charging sales opportunities for heavy vehicles and thus the demand for Tritium’s products and services. ï,§ï€ Tritium’s future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications. 48

Risk Factors (cont.) ï,§ï€ The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others in many countries around the world to offset the purchase or operating cost of EVs and EV charging stations. Tritium’s sales and sales growth heavily rely on these incentives to continue the transition towards the electrification of transport, and therefore the demand for EV chargers. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging stations, which would adversely affect Tritium’s financial results. ï,§ï€ Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells, could harm the ability of EV manufacturers to produce electric vehicles. ï,§ï€ The EV charging market is characterized by rapid technological change, which requires Tritium to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of its products and Tritium’s financial results. ï,§ï€ Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate. ï,§ï€ Competition to increase market share may lead to Tritium’s competitors reducing their margins or selling competing products for a loss, requiring Tritium to either lose market share or sell its products for similarly low margins, which could adversely affect Tritium’s results of operation and financial condition. ï,§ï€ If market-driven price reductions exceed forecasted price reductions, Tritium’s cost reduction activities may not offset those reduced prices, which could adversely affect Tritium’s results of operations and financial condition. ï,§ï€ Tritium may need to defend against intellectual property infringement or misappropriation claims or challenge the patents of its competitors, which may be time-consuming and expensive. ï,§ï€ Tritium’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties. ï,§ï€ The current lack of certainty and alignment in international standards may lead to multiple production variants of the same product, products failing customer testing, retrofit requirements for already fielded products, litigation with customers facing retrofit expenses, additional test and compliance expenses and further unexpected costs. ï,§ï€ Tritium’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers and drivers, and/or expose it to product liability and other claims that could materially and adversely affect its business. ï,§ï€ Tritium expects to incur research and development costs and devote significant resources to developing new products, which could significantly reduce its profitability and may never result in revenue to Tritium if such products don’t meet market needs. ï,§ï€ Tritium may be unable to leverage customer data in all geographic locations, and this limitation may impact research and development operations and charger support services. ï,§ï€ If Tritium fails to offer high-quality support to station owners and drivers, its business and reputation will suffer. ï,§ï€ Tritium’s software revenue will depend on customers renewing their services subscriptions. If customers do not continue to use its subscription offerings or if they fail to add more stations, its business and operating results will be adversely affected. ï,§ï€ Failure to effectively expand Tritium’s sales and marketing capabilities could harm its ability to increase its customer base, maintain and grow its market share and achieve broader market acceptance of its solutions. ï,§ï€ Tritium’s financial condition and results of operations are likely to fluctuate on a quarterly basis in future periods due to, among other things, the seasonal nature of the business, particularly in Europe, which could cause its results for a particular period to fall below expectations, resulting in a decline in the price of New Tritium’s ordinary shares. ï,§ï€ Changes to applicable tax laws and regulations or exposure to additional tax liabilities could affect New Tritium’s business and future profitability. ï,§ï€ The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. ï,§ï€ One of Tritium’s shareholders has an option to acquire Tritium through a valuation process, and has not yet consented to waive that option as part of this transaction. If Tritium’s shareholder does not consent to waive its option to acquire Tritium, closing of the Business Combination will be delayed until expiration of the option period, which could be as late as January 2022. If the shareholder chooses to exercise the option, DCRN will have the right to terminate the Business Combination Agreement and recover a break fee. ï,§ï€ As a result of Tritium’s plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, New Tritium’s effective tax rate may fluctuate, tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or New Tritium may be subject to future changes in tax law, the impacts of which could adversely affect New Tritium’s after-tax profitability and financial results. 49

Risk Factors (cont.) ï,§ï€ The ability of New Tritium to utilize net operating loss and tax credit carryforwards following the Business Combination is conditioned upon New Tritium attaining profitability and generating taxable income. Tritium has incurred significant net losses since inception and it is anticipated that New Tritium will continue to incur significant losses. Additionally, New Tritium’s ability to utilize net operating loss and tax credit carryforwards to offset future taxable income may be limited. ï,§ï€ New Tritium may be treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors. ï,§ï€ The Business Combination could result in New Tritium being treated as a U.S. corporation for U.S. federal income tax purposes. ï,§ï€ New Tritium’s reported financial results may be negatively impacted by changes in U.S. GAAP. ï,§ï€ New Tritium will be an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the post-combination company’s common stock less attractive to investors and may make it more difficult to compare performance with other public companies. ï,§ï€ New Tritium will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations. ï,§ï€ Tritium has identified material weaknesses in its internal control over financial reporting when benchmarked against U.S. standards under the Sarbanes-Oxley Act of 2002. If Tritium is unable to remediate these material weaknesses, or if Tritium identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Tritium’s consolidated financial statements or cause New Tritium to fail to meet its periodic reporting obligations. ï,§ï€ Privacy concerns and laws, or other domestic or foreign regulations, may adversely affect Tritium’s business. ï,§ï€ Failure to comply with anticorruption and anti-money laundering laws, including the Foreign Corrupt Practices Act and similar laws associated with activities outside of the United States, could subject Tritium to penalties and other adverse consequences. ï,§ï€ Failure to comply with laws relating to employment could subject Tritium to penalties and other adverse consequences. ï,§ï€ Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact Tritium’s financial results or results of operation. ï,§ï€ Concentration of ownership among Tritium’s existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions. ï,§ï€ Tritium has never paid cash dividends on its capital stock, and New Tritium does not anticipate paying dividends in the foreseeable future. ï,§ï€ The stock price following the closing of the Business Combination will be volatile, and you may not be able to sell shares at or above the price at the Closing. ï,§ï€ Anti-takeover provisions contained in the Post-Closing governing documents and applicable laws could impair a takeover attempt.